SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                  INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13d-2(a)

                            (Amendment No. 2<1>)

                           Triple S Plastics, Inc.
   ---------------------------------------------------------------------
                              (Name of Issuer)

                    Common Stock, no par value per share
   ---------------------------------------------------------------------
                       (Title of Class of Securities)

                                  896926102
   ---------------------------------------------------------------------
                               (Cusip Number)

                             John F. Adams, Esq.
                            Schiff Hardin & Waite
                              6600 Sears Tower
                           Chicago, Illinois 60606
                               (312) 258-5541
    --------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               March 12, 2001
   ---------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

        NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following pages)

                            (Page 1 of 11 pages)

   ____________________

   <1>  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).



        CUSIP NO. 896926102          13D        Page 2 of 11 pages


     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          A. CHRISTIAN SCHAUER

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [_]
                                                                 (b) [X]

     3    SEC USE ONLY


     4    SOURCE OF FUNDS

          N/A

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                             [_]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

      NUMBER OF    7   SOLE VOTING POWER

       SHARES          528,753 Shares

    BENEFICIALLY   8   SHARED VOTING POWER

      OWNED BY         3,000 Shares

        EACH       9   SOLE DISPOSITIVE POWER

      REPORTING        528,753 Shares

       PERSON     10   SHARED DISPOSITIVE POWER

        WITH           3,000 Shares

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          531,753 Shares

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                     [_]

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.4%

     14   TYPE OF REPORTING PERSON

          IN



        CUSIP NO. 896926102          13D        Page 3 of 11 pages

     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          VICTOR V. VALENTINE, JR.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [_]
                                                                 (b) [X]

     3    SEC USE ONLY


     4    SOURCE OF FUNDS

          N/A

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                             [_]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

      NUMBER OF      7   SOLE VOTING POWER

        SHARES           958,066 Shares

     BENEFICIALLY    8   SHARED VOTING POWER

       OWNED BY           - 0 - SHARES

         EACH        9   SOLE DISPOSITIVE POWER

      REPORTING          958,066 SHARES

        PERSON      10   SHARED DISPOSITIVE POWER

         WITH            - 0 - SHARES

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          958,066  SHARES

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                     [_]

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          24.8%

     14   TYPE OF REPORTING PERSON

          IN



        CUSIP NO. 896926102          13D        Page 4 of 11 pages

     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          DANIEL B. CANAVAN

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [_]
                                                                 (b) [X]

     3    SEC USE ONLY


     4    SOURCE OF FUNDS

          N/A

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                             [_]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

      NUMBER OF      7   SOLE VOTING POWER

        SHARES           889,024  SHARES

     BENEFICIALLY    8   SHARED VOTING POWER

       OWNED BY          54,646 SHARES

         EACH        9   SOLE DISPOSITIVE POWER

      REPORTING          889,024 SHARES

        PERSON      10   SHARED DISPOSITIVE POWER

         WITH            54,646  SHARES

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            943,670  SHARES

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                     [_]

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          24.5%

     14   TYPE OF REPORTING PERSON

          IN



        CUSIP NO. 896926102          13D        Page 5 of 11 pages

     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          DAVID L. STEWART

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [_]
                                                                 (b) [X]

     3    SEC USE ONLY


     4    SOURCE OF FUNDS

          N/A

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                             [_]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

      NUMBER OF      7   SOLE VOTING POWER

        SHARES           143,554 SHARES

     BENEFICIALLY    8   SHARED VOTING POWER

       OWNED BY          31,312 SHARES

         EACH        9   SOLE DISPOSITIVE POWER

      REPORTING          143,554 SHARES

        PERSON      10   SHARED DISPOSITIVE POWER

         WITH            31,312 SHARES

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          174,866 SHARES

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                     [_]

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.6%

     14   TYPE OF REPORTING PERSON

          IN



        This Amendment No. 2 is jointly filed pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934 (the "Act") and amends the Schedule 13D previously filed by A. Christian Schauer, Victor V. Valentine, Jr., Daniel B. Canavan and David L. Stewart (collectively, the "Reporting Persons") on August 29, 2000 with respect to shares of common stock, no par value (the "Common Stock") of Triple S Plastics, Inc., a Michigan corporation (the "Company").

        The Amendment Number 1 to Schedule 13D previously filed is hereby amended by the following information:


   ITEM 4.   PURPOSE OF TRANSACTION.

        On March 12, 2001, Triple S terminated the Agreement and Plan of Merger, dated as of July 13, 2000, as amended (the "Merger Agreement"), by and among the Company, Eimo Oyj and a wholly-owned subsidiary of Eimo Oyj, as permitted under the Merger Agreement. Upon termination of the Merger Agreement, the Company Shareholders'Agreement, dated as of July 13, 2000 (the "Shareholders' Agreement"), between the Reporting Persons, Eimo Oyj and a wholly-owned subsidiary of Eimo Oyj, and the covenants and agreements contained therein, were terminated.

   ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

        The share ownership percentages described in this Schedule 13D are based on 3,813,669 shares of Common Stock being outstanding on March 12, 2001, as reported to the Reporting Persons by the Company.

        (a) As of the date hereof, each of the Reporting Persons is deemed to own only the shares of Common Stock that are owned directly by each such Reporting Person, or may be deemed to be beneficially owned by each such person due to the owner-ship of such shares by each Reporting Person's spouse or child, or due to the ownership by such Reporting Person of options to purchase shares of Common Stock of the Company which are exercisable within 60 days. Due to the termina-tion of the Merger Agreement and the resulting termination of the Shareholders' Agreement, the Reporting Persons are no longer deemed to beneficially own the shares of Common Stock owned by the other Reporting Persons.

        The aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons as of the date of this Schedule 13D is as follows:

                  (1) A. Christian Schauer beneficially owns 531,753 shares of Common Stock, constituting approximately 12.4% of the outstanding Common Stock. 39,086 of such shares are owned directly by Mr. Schauer, 489,667 of such shares are subject to options


                            (page 6 of 11 pages)



                       owned by Mr. Schauer exercisable within 60 days, and 3,000 of such shares are held in a trust, for which Mr. Schauer is trustee, for the benefit of Mr. Schauer's grandchildren.

                  (2) Victor V. Valentine, Jr. beneficially owns 958,066 shares of Common Stock, constituting approximately 24.8% of the outstanding Common Stock. 915,066 of such shares are owned directly by Mr. Valentine, 43,000 of such shares are subject to options owned by Mr. Valentine exercisable within the next 60 days.

                  (3) Daniel B. Canavan beneficially owns 943,670 shares of Common Stock, constituting approximately 24.5% of the outstanding Common Stock. 846,024 of such shares are owned directly by Mr. Canavan, 37,844 of such shares are held jointly with his wife, 16,802 of such shares are held in an irrevocable trust for his dependent children, of which his wife is trustee, and are deemed to be beneficially owned by Mr, Canavan, and 43,000 of such shares are subject to options owned by Mr. Canavan exercisable within the next 60 days.

                  (4) David L. Stewart beneficially owns 174,866 shares of Common Stock, constituting approximately 4.6% of the outstanding Common Stock. 127,221 of such shares are owned directly by Mr. Stewart, 15,312 of such shares are owned jointly by Mr. Stewart and his wife, 16,000 of such shares are owned by Mr. Stewart's wife and are deemed to be bene-ficially owned by Mr. Stewart, and 16,000 of such shares are subject to options owned by Mr. Stewart exercisable within the next 60 days.


        (b) The number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose of or to direct the disposition of, as of the date of this Schedule 13D is as follows:

                  (1) A. Christian Schauer has the sole power to vote and dispose of 528,753 shares of Common Stock and shared power to direct the vote of and to dispose of 3,000 shares of Common Stock.

                  (2) Victor V. Valentine, Jr. has the sole power to vote and dispose of 958,066 shares of Common Stock and no shared power to direct the vote of or to dispose of shares of Common Stock.


                            (page 7 of 11 pages)




                  (3) Daniel B. Canavan has the sole power to vote and dispose of 889,024 shares of Common Stock and shared power to direct the vote of and to dispose of 54,646 shares of Common Stock.

                  (4) David L. Stewart has the sole power to vote and dispose of 127,221 shares of Common Stock and shared power to direct the vote of and to dispose of 31,312 shares of Common Stock.

        (c) The following sets forth a list of each of the transactions in the Common Stock by any of the Reporting Persons during the past 60 days. Each transaction consisted of an exercise of options.

                                                 Number
                                                of Shares     Exercise
       Reporting Person     Transaction Date    Purchased       Price
       ----------------     ----------------    ---------     --------

    A. Christian Schauer   January 23, 2001        7,586        $8.50

    David L. Stewart       January 23, 2001        7,586        $8.50

        (d) David L. Stewart ceased to be the beneficial owners of more than 5% of the Common Stock on March 12, 2001 as a result of the termination of the Shareholders' Agreement.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

        On May 11, 1999, Messrs. Schauer, Valentine and Canavan entered into an Irrevocable Proxy and Purchase Right Agreement (the "Proxy Agreement"). Under the terms of the Proxy Agreement, Messrs. Canavan and Valentine agreed that for so long as Mr. Schauer is employed as Chief Executive Officer of the Company, they will vote all of their respective shares to provide that Mr. Schauer is elected as a member of the Board of Directors of the Company.

        To the best knowledge of the Reporting Persons, except as described in this Schedule 13D or in the Merger Agreement, the Shareholders Agreement, the Proxy Agreement or the documents referred to herein or therein, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person and any other person with respect to any securities of the Company.






                            (page 8 of 11 pages)



   ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

             Exhibit 1      Irrevocable Proxy and Purchase Right
                            Agreement. (Previously filed.)

             Exhibit 2      Joint Filing Agreement. (Previously filed.)














































                            (page 9 of 11 pages)




                                 SIGNATURES


             After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

   Dated:    March 21, 2001



                                           /s/ A. Christian Schauer
                                           -----------------------------
                                           A. Christian Schauer



                                           /s/ Victor V. Valentine, Jr.
                                           -----------------------------
                                           Victor V. Valentine, Jr.



                                           /s/ Daniel B. Canavan
                                           -----------------------------
                                           Daniel B. Canavan



                                           /s/ David L. Stewart
                                           -----------------------------
                                           David L. Stewart




















                            (page 10 of 11 pages)




                                EXHIBIT INDEX


   Exhibit     Document Description                        Page Number
   -------     --------------------                        -----------

   Exhibit 1   Irrevocable Proxy and Purchase
                  Right Agreement                     (Previously filed.)

   Exhibit 2   Joint Filing Agreement                 (Previously filed.)











































                            (page 11 of 11 pages)